UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 6 through February 7, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                        Michael Krammer CEO of E-Plus, dated February 6, 2006;

•                                        KPN Annual Results 2005, dated February 7, 2006;

•                                        KPN signs contracts with over sixty channels for IPTV, dated February 7, 2006;

•                                        KPN and Endemol discuss a joint venture for cross-media exploitation of television content, dated February 7, 2006.

Press release

Date
6 February 2006
Number
Michael Krammer CEO of E-Plus	004pe

KPN is pleased to announce that Michael Krammer (45), currently CEO of Telering Austria, will soon join its German Mobile Unit E-Plus as CEO. His appointment is subject to the closing of the acquisition of Telering by T-Mobile in Austria, which is awaiting EU approval.

In his new function, Michael will report to Stan Miller CEO of KPN’s international activities.

Stan Miller said : “I believe Michael Krammer has both the experience and insight in terms of implementing our challenger strategy for Germany ( as he has successfully done in Austria), in order to help us achieve our goals in Germany. Michael brings with him a wealth of experience and a proven track record. I look forward to working with him in meeting the challenges we face in Germany. Michael will complement the existing management that we have in place at E-Plus”

Michael Krammer said: “Germany is a great personal opportunity for me to prove that I can implement the strategy that has been defined for Germany by Stan and his team.

I believe that we will be successful in executing it, despite the increased competition in the German market which was initiated by E-Plus.

I fully support the Multi-Brand and Segmentation strategy that E-Plus has embarked upon.

I look forward to working with my colleagues at E-Plus and Stan to ensure the future success of E-Plus and the international activities of KPN, which is in line with the challenger strategy I implemented at Telering.”

Press release Date February 7, 2006
Outlook 2006 reflects increased confidence	Number
2005 Dividend up 29%	005pe

GROUP FINANCIAL HIGHLIGHTS

Q4 2005	Q4 2004	IFRS, in millions of euro, unless indicated otherwise	2005	2004

3,166	3,008	Operating revenues	11,936	11,819
695	629	Operating profit	2,348	2,645
608	578	Profit for the period	1,454	1,757
0.29	0.24	Earnings per share (in euro)	0.66	0.72

969	1,081	Cash flow from operating activities	3,833	3,957
469	510	Capital expenditures (in PP&E and software)	1,394	1,668
500	571	Free cash flow	2,439	2,289

695	629	Operating profit	2,348	2,645
624	562	Depreciation, amortization and impairments	2,376	2,190
1,319	1,192	EBITDA	4,724	4,835

Q4: In-line with expectations

•                  Telfort contributing to revenue and EBITDA for the first time

•                  Reported results positively affected by NTT DoCoMo settlement and positive tax and pension effects

•                  Acceleration of line loss impacting Fixed Consumer Segment

FY 05: Revised guidance met on all metrics

•                  Free cash flow increased to EUR 2.4bn, up 6.6%

•                  Operating revenues rose by 1.0% to EUR 11.9bn, operating revenues as per guidance definition –0.3%

•                  EBITDA down by 2.3%, EBITDA as per guidance definition down by 4.0%

•                  Capex of EUR 1,394m

FY 05: Execution of strategy on track

•                  Market share of KPN ISPs up 6.4 percentage points to 36.1%

•                  VoIP launched, national roll- out in high gear from January 2006

•                  TV offering expanded

•                  Share in traditional consumer voice market rising three consecutive quarters

•                  FTE reductions ahead of target, cost reduction target met

•                  All-IP vision translated in 2006-2010 operating plan

•                  Mobile growth strategy delivering profitable growth

•                  Acquisition of Telfort strengthens business profile

FY 05: shareholder remuneration increased

•                  EUR 2.6bn of cash returned to shareholders in the form of dividends and share repurchases

•                  Final 2005 dividend of 32 cents proposed, raising dividend for the full year to 45 cents, up 29% from last year

Corporate Communication	Investor Relations
Press Office
Tel: +31 70 4466300	Tel: +31 70 4460986
E-mail: press@kpn.com	E-mail: ir@kpn.com

KPN Results for the Fiscal Year 2005

Ad Scheepbouwer, CEO of KPN, said:

“We made considerable progress in 2005. In Mobile the Netherlands we were delighted to see the results of the change in strategy from a year earlier. In Fixed we announced a new strategy in the early part of the year. From that moment on we set our sight on implementation. On all dimensions we delivered and we come much better prepared to a meanwhile intensified competition. All eyes are now on the VoIP battlefield and we stand prepared. In E-Plus we made a sharp change of tack in the middle of the year. The results so far strengthen us in the belief that we can rally German consumers to our side. Despite a quick reaction from all our competitors we are still confident that we can deliver on the ambitious targets we set ourselves. Our outlook for 2006 financials reflects our increased confidence. We announce today a change in our financing framework as the accelerating evolution of the industry dictates that we maximize our flexibility. It allows us to commit today to continued industry leading shareholder remuneration for the years ahead”.

2005 Dividend

In line with KPN’s medium-term dividend policy, according to which KPN intends to pay out a dividend between 35% and 50% of the annual free cash flow, and in view of the solid cash flow development in 2005, KPN will propose a dividend of EUR 0.45 per share for 2005. Following the interim dividend of EUR 0.13 paid in August 2005, the proposed final dividend for 2005 is EUR 0.32 per share. The proposed dividend will be submitted for approval at the Annual General Meeting of Shareholders (April 11, 2006).

Outlook 2006

Guidance metrics(1)	2005(1)	2006 Outlook as of February 7, 2006
Operating revenues	EUR 11,826m	Low single digit increase
EBITDA(2)	EUR 4,623m	Flat
Capex	EUR 1,394m	EUR 1.6bn – EUR 1.8bn
Free cash flow	EUR 2,439m	> EUR 2bn

KPN confirms last year’s expectation of free cash flow of at least EUR 2bn for the years 2006 and 2007 (2007 excluding tax). We expect to start paying tax from the middle of 2007. Furthermore depreciation will continue to trend down while amortization(3) is expected to remain at a level of approximately EUR 500m.

Redefinition of financing policy

The Board has decided that further optimization of KPN’s capital structure is in the best interests of KPN and its shareholders. This decision has been taken after taking into account KPN’s experience to date of operating under its existing financing framework, KPN’s current and expected trading, overall developments in the European telecommunications market and credit rating agency considerations with respect to KPN. The redefined financing framework allows KPN to continue with its policy of accommodating an attractive dividend policy and maximizing returns to shareholders, whilst maintaining flexibility to grow and invest in its business.

Henceforth, KPN will seek to ensure that net debt to EBITDA remains within the range of 2 to 2.5 times. Furthermore, KPN intends to maintain a minimum credit rating of Baa2 (Moody’s) and BBB (S&P). These parameters replace the previous criteria of net debt to EBITDA of maximum 2 times and EBITDA over interest of minimum 6 times.

EUR 1 bn of share repurchases in 2006

KPN reaffirms that it has no intention to hold unutilized surplus cash balances. Consequently, and within the context of the new financing framework, KPN today commits to a further EUR 1 bn of share repurchases, to be executed during 2006 subsequent to the pre-funding of scheduled (April and July) debt redemptions and only at a price which enhances value for the remaining shareholders.

2006 and 2007 Dividend

KPN also intends that the total amount of dividend paid over the fiscal years 2006 and 2007 will at least be equal to the total amount of dividend paid over the fiscal year 2005 (EUR 950m).

(1) For a detailed explanation of the 2005 base (incl. items excluded for guidance purposes) please refer to Appendix G.

(2) Defined as operating result plus depreciation, amortization and impairments.

(3) Excluding impairments, if any, and excluding potential effects further network integration with Telfort.

DIVISIONAL FINANCIAL HIGHLIGHTS - FIXED DIVISION

Q4 2005	Q4 2004	IFRS, in millions of euro	2005	2004

1,734	1,814	Operating revenues	6,883	7,249
589	620	- Consumer	2,384	2,441
669	724	- Business	2,653	2,949
1,256	1,308	- Wholesale & Operations	4,985	5,256
-780	-838	- Other (incl. intercompany revenues)	-3,139	-3,397
1,391	1,343	Operating expenses	5,367	5,440
311	307	Of which: deprec., amortization and impairments	1,276	1,309
343	471	Operating profit	1,516	1,809
69	95	- Consumer	338	377
46	91	- Business	281	382
230	277	- Wholesale & Operations	881	1,041
-2	8	- Other	16	9

•                  Operating revenues down 4.4% in Q4 and 5.0% for the full year (of which 2.7% due to MTA reductions of EUR 195m)

•                  Although the Consumer Segment saw significant growth of non-traditional revenues, loss of traditional voice revenues was not fully compensated. Operating revenues were down 5.0% in Q4 and 2.3% for the full year (of which 1.1% due to MTA reductions of EUR 27m)

•                  Included in operating expenses of the Business Segment is a settlement with competitors and a fine imposed by OPTA, totaling EUR 35m

DIVISIONAL FINANCIAL HIGHLIGHTS - MOBILE DIVISION

Q4 2005	Q4 2004	IFRS, in millions of euro	2005	2004

1,680	1,374	Operating revenues	5,857	5,264
736	570	- The Netherlands	2,483	2,271
755	703	- Germany	2,822	2,608
149	114	- Belgium	548	428
40	-13	- Other (incl. intercompany revenues)	4	-43
1,408	1,178	Operating expenses	5,100	4,383
311	246	Of which: deprec., amortization and impairments	1,078	828
272	196	Operating profit	757	881
160	156	- The Netherlands	648	729
40	13	- Germany	-5	161
24	29	- Belgium	85	5
48	-2	- Other	29	-14

•                  Q4 operating revenues up by 22.3% (of which 9.2% attributable to Telfort, and 8.0% attributable to NTT DoCoMo settlement). Service revenues up 17.3%, or 7.6% excluding Telfort

•                  The Netherlands’ Q4 operating revenues up 29.1% (of which 22.1% due to consolidation of Telfort, and 2.2% due to EUR 13m income related to NTT DoCoMo settlement). Q4 Service revenues up 6.6% excluding Telfort

•                  E-Plus Q4 operating revenues up 7.4% (of which 5.4% due to EUR 38m income related to NTT DoCoMo settlement). Q4 Service revenues up 4.3%

•                  As a result of amortization of the 3G license E-Plus’ operating profit is negative for the full year, but positive for Q3 and Q4

•                  BASE continues on its successful growth trajectory, delivering operating revenue growth of 30.7% in Q4 (28.0% for the full year). Service Revenues up 30.4%

•                  Other in Q4 includes EUR 59m in income related to NTT DoCoMo settlement

FINANCIAL REVIEW – 4TH QUARTER 2005

Q4 Group operating revenues recorded a 5.3% increase, up EUR 158m.

Increase in operating revenue Mobile…

A strong increase in Q4 operating revenues was achieved by the Mobile Division (EUR 306m or 22.3%) and this was driven by improved performances from all our operators. This increase includes a EUR 126m contribution from Telfort (consolidated from October 4, 2005) and a positive effect of EUR 110m resulting from a settlement agreement between KPN and NTT DoCoMo. Under the terms of the agreement, KPN acquired NTT DoCoMo’s 2.16% interest in KPN Mobile for a net consideration of EUR 5m while agreeing to allow the use by O2 in Germany of NTT DoCoMo’s technology, a right that had been previously granted exclusively to KPN.

…more than offset decline experienced by Fixed Division

The increase in Mobile operating revenues more than offset the decline of 4.4% in the Fixed Division’s operating revenues. More than half of this decrease (2.8%) was incurred due to a regulatory MTA tariff reduction, the third such reduction, this time of 12%, which became effective December 1, 2005. The remainder of the decrease results from an accelerating trend of traditional voice services shifting to ADSL and IP based platforms and a fiercely competitive market, including mobile operators and cable VoIP offers. Although revenues from new technology-based products and services have increased steadily, the increase did not fully offset the decline from traditional services.

Compared to last year, all segments in the Fixed Division recorded lower operating revenues. The Consumer Segment recorded a decrease in operating revenues of 2.3% (EUR 57m), albeit non-traditional services showed significant revenue growth of approximately 25%. The Business Segment saw improved quarter-on-quarter operating revenues, although they were still 10.0% lower than in the same period last year. Wholesale & Operation’s revenues were down 5.2% (EUR 271m), with more than half of this decrease (EUR 139m) related to MTA reductions. The remainder mainly arose from lower internal traditional revenues, partly compensated for by national and international wholesale services. External revenues remained nearly stable.

Increased operating expenses more than offset by increase in operating revenues

Q4 Group operating expenses rose by 3.9% (EUR 92m), which was less than the increase in operating revenues.

The Fixed Division’s operating expenses were up 3.6% mainly due to restructuring provisions recognized in Wholesale & Operations. The Mobile Division saw a EUR 230m increase. This was primarily due to Telfort (EUR 128m), more costs of traffic in line with service revenues and higher UMTS amortization charges in Belgium (due to a EUR 16m reversal in Q4 2004) and the Netherlands (amortization as from November 2004).

Operating profit

In the last quarter of 2005, KPN delivered an operating profit of EUR 695m (Q4 2004: EUR 629m), an increase of 10.5% versus the same period last year. This was achieved as a result of increased operating profit from the Mobile Division and Other Activities more than offsetting the lower operating profits at KPN’s Fixed businesses.

Finance costs – net

Net finance costs, amounting to EUR 160m, were 18.5% or EUR 25m higher than in the same period last year. Due to the application of IAS 32/39 as from January 1, 2005, which require derivatives and certain financial assets to be fair valued rather than stated at cost, financial costs may vary over time also depending on fair value effects. In Q4 2005, we incurred EUR 30m in adverse fair value effects. These effects should be seen in the context of the total interest-bearing debt of the Group and the related interest management activities.

Income tax

As was the case in 2004, we recorded in the last quarter of 2005 an income tax benefit in the P&L. This was mainly attributable to firstly a benefit of EUR 52m resulting from the Dutch corporate income tax rate reduction – leading to a decrease of KPN’s deferred (net liability) tax position – and secondly a EUR 122m increase of BASE’s deferred tax asset resulting from the further improved BASE profitability outlook. In the last quarter of 2004, the same two items were recorded at EUR 179m and EUR 57m respectively. The full year effective tax rate amounted to 20.0% (2004: 14.6%).

In the fourth quarter of 2005, we reached agreement with the German tax authorities on the treatment of past tax losses. The agreement resulted in a decrease of net operating losses for income tax purposes and in an increase of the depreciable base. This leads to a further postponement of cash income tax. For full details KPN refers to an explanatory note which is published on the IR pages of the KPN website.

Cash flow

The Q4 cash flow from operating activities was 10.4% (or EUR 112m) lower than in the same period last year. The Q4 free cash flow was also down (EUR 71m or 12.4%). Capex in the quarter was lower, while there was a lower working capital inflow.

Pensions

Total regular pension costs in 2005 amounted to EUR 174m compared to EUR 190m in 2004. This decrease is due to the net effect of lower interest expenses and increased returns on assets. Following the conclusion of a new Collective Labor Agreement (agreed in principle in December 2005), certain (pre) pension plans were amended and partly abolished. This resulted in a EUR 83m release of provisions in the fourth quarter of 2005.

Debt position

Gross debt amounted to EUR 10.0bn at December 31, 2005. Net debt(4) was EUR 8.9bn at December 31, 2005, EUR 1bn above the level at December 31, 2004 (September 30, 2005: EUR 7.9bn). During the fourth quarter, KPN paid close to EUR 1bn for the transfer of Telfort shares. KPN also repurchased 60m shares from the Dutch State in December for a total amount of EUR 508m. EUR 1.3bn was used for scheduled debt redemptions in October and November 2005.

Cash position

The cash position amounted to EUR 1.1bn on December 31, 2005, including a non-netted EUR 0.8bn due to the treatment of notional cash pools under IFRS (approximately 0.1bn more notional cash pools than on September 30, 2005).

60m shares repurchased from the Dutch State

On December 7, 2005, KPN repurchased 60m shares from the State of the Netherlands for EUR 508m as well as the special share for EUR 0.48 on December 16, 2005. At the Annual General Meeting of Shareholders on April 11, 2006, KPN will propose an amendment to the Articles of Association to fully annul the special share. In the meantime, KPN will not sell or otherwise use the special share. KPN intends to cancel all the ordinary shares bought from the State.

On December 6, 2005, KPN cancelled 181,039,631 ordinary shares bought since December 2004. Following this cancellation, the outstanding number of shares amounted to 2,151,360,369 at the year-end(5).

Credit ratings

Following the announcement of the share repurchase in December 2005, Standard & Poor’s revised the outlook on KPN’s A– rating from stable to negative. Moody’s rating remained unchanged at Baa1 with stable outlook.

(4)  The book value of interest-bearing financial liabilities plus the fair value of financial instruments related to these financial liabilities minus cash and cash equivalents.

(5)  Including 60,000,000 shares repurchased before December 31, 2005 from the Dutch State.

Collective Labor Agreement

In December 2005, KPN reached an agreement in principle with trade unions in the Netherlands with respect to proposed changes to the Collective Labor Agreement. One of the changes relates to pension plans. The main changes are:

•                  Increase of the retirement age from 62 to 65 years.

•                  The indexation ambition for pension entitlements is lowered from 100% to 80% of salary increases.

•                  Elimination of early retirement for employees born after 1959.

•                  Transitional plans for employees born between 1950 and 1959.

OPERATING REVIEW – GROUP

Restructuring initiatives on track

Implementation of the restructuring initiatives announced in March 2005 is well on track. The workforce in the Netherlands was reduced by nearly 10%, or 2,106 FTEs, exceeding the stated objective of a minimum of 1,500 FTE reductions per annum.

For the full year, restructuring charges amount to EUR 92m (EUR 54m in the Fixed Division, EUR 3m in the Mobile Division and EUR 35m in Other activities), EUR 32m of which were incurred in the fourth quarter.

At December 31, 2005, KPN employed a total of 26,598 FTEs (December 31, 2004: 28,056 FTEs). This includes the addition of 756 FTEs following acquisitions (most notably, Telfort). Of the total FTEs, 19,914 FTEs (December 31, 2004: 21,265 FTEs) are employed in the Netherlands.

OPERATING REVIEW – FIXED DIVISION

General

Market trends are developing in accordance with expectations. At 58%, broadband penetration in the Netherlands is the highest within Europe, and the second highest in the world. KPN is fully committed and equipped to capitalize on the opportunities this provides.

Multi play at the Heart of KPN’s Strategy

The mass-market availability of broadband services and the growing variety of electronic devices for home and business networks is both a challenge and opportunity for KPN to position itself as a leader among innovative network providers. As our customers are increasingly looking for access to communication, information and entertainment everywhere and at any time, the worlds of telephony (fixed and mobile), the Internet, and moving images (both video and TV) continue to converge. Multi play is at the heart of our strategy with the aim of offering subscribers a broad range of services.

We strongly believe that broadband is driving multi play convergence for home and business networks. While the challenges in offering Multi Play are commonly associated with determining the right business model including back-end processes and customer care support, as an incumbent operator we have a competitive advantage in providing these new services through a combined business model and over the same broadband connection. Our existing infrastructure, subscriber density and scale economies enable us to address these challenges in a financially viable way. This infrastructure will be enhanced by our latest initiatives, Ethernet and IP, which are now considered to be universal low cost technologies for all services (voice, video, and data) for both home and business networks.

As a leading broadband operator, we perceive the major opportunity in multi play evolving into a continuum of multimedia devices with overlapping capabilities and related applications. In our vision, multi play will have truly arrived when voice, video and data services evolve from coexistence in the same device to interaction through combined services, where a typical subscriber demands not only a single device and network access, but also a multitude of applications in managing home and/or business networks. We consider our ability to develop multi-service networks as a key differentiating feature to sell more services and to provide high bandwidth connectivity at affordable prices, easy installation and – over time – mobile operation.

Network

The first phase of the ADSL network upgrade to ADSL2+ was completed in the fourth quarter, enabling the introduction of high-speed Internet access services, IP TV, Delay TV and Video on Demand over DSL. A VDSL pilot started in Q4. VDSL technology enables KPN to offer a 20-30 MB/s bandwidth to its customers which provides them with a very fast Internet connection which allows them to simultaneously make telephone calls, watch television and downloading large quantities of data at the same time.

CONSUMER SEGMENT

VoIP market takes off in Q4

During Q4, the sale of Voice over Internet Protocol (VoIP) services saw a marked acceleration. We estimate that already by December 31, 2005 approximately 9% of all consumer broadband connections (cable and DSL combined) had a VoIP telephony subscription. The number of mobile-only households is steadily increasing at a rate of one percentage point per quarter and reached a level of 16% in the fourth quarter of 2005.

Line loss accelerates…

As a consequence, the downward trend in traditional fixed-line subscriptions, which has been evident since the beginning of the year, accelerated in Q4 (to -7% from Q3’s -5%). In 2005, we increased our marketing efforts and are currently the fastest-growing VoIP services provider in the Netherlands, benefiting from our nationwide coverage.

…share in traditional voice market growing due to successful packages and bundling

KPN’s share in the traditional voice market continued to increase (albeit in an overall shrinking market). Building on the trend started in the second quarter, KPN’s voice market share steadily increased to 64%.

KPN contributes this success to its packages. The results of bundled sales of “BelPlus” packages with a new generation of mobile-like, DECT handsets, started in February 2005 and are exceptionally good. Already 100,000 DECT handsets, mostly bundled with “BelPlus” packages, have been sold, generating a significantly higher ARPU per customer.

On November 2, 2005, KPN introduced its new package “BelVrij Avond & Weekend”, a flat-fee proposition for calling fixed numbers during the evening and weekends. The objective is to reduce churn through improving price perception and winning back customers from Carrier PreSelect operators. In the first two months, over 20,000 customers subscribed to “BelVrij Avond & Weekend”. Mass marketing activities are planned for 2006 with KPN introducing more flat-fee bundles (e.g. a “24 hours a day” bundle) and launching a low cost brand.

KPN retail ADSL outpaced ADSL market growth

By securing 46% of the broadband market growth in Q4 via own ISPs and Direct ADSL (excluding the acquisition of “hcc!net” and migration to alternative operators), KPN – as the Dutch broadband market leader – increased its retail market share to 36.1% (Q3 2005: 34.1%). Order intake in December reached a record-high number at over 80,000 new costumers and will deliver a strengthened broadband position in the next quarter once again. KPN’s ISPs rank consistently high in service and client satisfaction surveys.

KPN started a variety of initiatives aimed at further strengthening its retail position in the broadband market and the offer of a wider value-added services portfolio (including music, movies and gaming) is the key element of this approach.

Broadband content services like Music Stream successful

“Music Stream” has about 150,000 active users, downloading over 2m songs in 2005. KPN also offers “Music Stream Plus”, with customers paying for downloading music including the rights to burn CDs. More than 230,000 orders have been placed for this new service. During Q4, “Movie Stream”, a video-on-demand service, was introduced with compelling and expanding movie portfolios driving the success of this service.

HotSpots

KPN acquired Attingo, the sole provider of public Internet and business communication services at Schiphol International Airport on January 10, 2006. KPN also started a pilot with NS (Dutch Railways), providing wireless Internet access and TV in trains.

Nozema acquisition

KPN and the Dutch State have reached an agreement in principle that KPN will acquire all shares in Nozema Services for EUR 75m. Nozema is the largest broadcaster in The Netherlands, offering both analog and digital (mobile) services. If NMa approves the Nozema acquisition, KPN intends to achieve national coverage during the course of 2006.

Digital TV

Through the intended purchase of Nozema’s radio and TV activities, KPN is taking a major step towards consolidating its position as provider of entertainment. By the end of the fourth quarter, KPN had about 184,000 digital TV customers (including the “Digitenne” brand).

IP TV – ADSL2+ upgrade completed

The implementation of IP TV is well on track. The first phase of the ADSL network upgrade to ADSL2+, through which IP TV will be delivered, was completed on schedule at the end of 2005. The commercial launch is scheduled to take place in the first half of 2006 and XS4ALL’s 20Mb download ADSL proposition has already been introduced.

Furthermore, significant progress has been made in securing attractive content. More than 60 contracts with premium channels have been concluded so far.

BUSINESS SEGMENT

Customer satisfaction exceeds industry benchmark

While competition remains fierce, KPN succeeded in strengthening its position as a reliable partner in a fast developing and migrating market. The level of customer satisfaction increased significantly in Q4 2005, now outperforming competitors.

Regulation is easing

Together with the implementation of the general New Regulatory Framework as from January 2006, there will be significant changes in price regulations for fixed telephony. Compared to the former regime, the new regulations provide KPN with less price restrictions and also with more room for attractive volume discounts, bundles and tariff packages.

SME marketing campaign “ZekerWeten” successful

The “ZekerWeten” campaign, which emphasizes KPN’s servicing and advisory skills and focuses on small and medium-sized enterprises (SMEs), has proven successful. The campaign had a positive impact on customer satisfaction rates in Q4 2005. Sales of “Zakelijk ADSL” strongly improved (with over 10,000 lines in Q4) due to the “ZekerWeten” campaign, while our new product line-up contributed to this positive result.

Migration to all-IP based services

In Q4 2005, we launched our all-IP strategy, which offers our customers numerous attractive opportunities such as collaborative working and video communications. In an all-IP environment, our network management becomes much more efficient. Starting in Q1 2006, KPN will migrate its own enterprise network to an all-IP based, next-generation platform.

KPN continues to be a successful innovator

KPN, jointly with TNT Logistics, Symbol Technologies and Zebra Technologies, launched the Radio Frequency Identification (RFID) pilot scheme “Tellitrace”. RFID is a promising technology for wireless identification of people or objects.

Together with energy supplier Oxxio and IBM, KPN introduced a unique network for the wireless transport of energy data from the customers’ premises to Oxxio’s central database.

Another area for future growth is narrowcasting. Narrowcasting delivers customized audiovisual messages to target audiences at specific locations at scheduled times.

Major new corporate contracts were won

In Q4 2005, we entered into major corporate contracts in different industries, including Manufacturing with Philips and Public Safety with Hulpverleningsregio Zuidoost-Brabant. We also signed several major contracts for the implementation of VoIP platforms.

New product launches

In Q4 2005, a VoIP market trial started in the business market, with 180 SMEs and business partners participating. The further rollout of VoIP in the business market is scheduled to take place in the first half of 2006.

WHOLESALE & OPERATIONS

IT Transformation Program

The IT Transformation Program announced in Q4 2004 is now fully operational and has delivered its first benefits in 2005. Agreements were made with KPN’s main IT suppliers, resulting in significantly lower IT maintenance costs. Best-practice processes were implemented in the IT organization, rationalizing IT applications and leading to a 20% reduction of IT applications in 2005. Excluding restructuring costs, expenditure on IT declined in 2005 by 12% compared to 2004.

Outsourcing 100 employees of IT operations workforce to Getronics

KPN and Getronics PinkRoccade reached an agreement about the migration of a specific group of IT employees, currently active in the Fixed Division’s IT Operations department. What is special about this deal is the fact that technical systems and applications remain under KPN’s control, while the relevant staff is outsourced to Getronics PinkRoccade. Expectations are that around 100 employees, currently working for KPN, will switch employer in the first quarter of 2006. The move will have no negative effects on their terms or employment package.

This extra reduction of employee numbers based on the agreement with Getronics PinkRoccade will keep the Fixed Division well on track to reach the objectives set for 2007.

Overall, with the execution of distinct elements of the Attack-Defend-Exploit strategy, KPN achieved the stated objectives on market development, cost reduction and FTE reduction in 2005.

OPERATING REVIEW – MOBILE DIVISION

NTT DoCoMo’s stake in KPN Mobile acquired

On October 24, 2005, KPN acquired the outstanding 2.16% interest in KPN Mobile N.V. held by NTT DoCoMo, Inc., which had a book value of EUR 115m, for a net consideration of EUR 5m while agreeing to allow the use by O2 in Germany of NTT DoCoMo technology, a right previously granted exclusively to KPN. The resulting gain of EUR 110m was recorded this quarter in operating revenues. Of this amount, KPN allocated EUR 26m to IPR income and EUR 25m to trademark damages (of which EUR 13m recorded by KPN Mobile the Netherlands and EUR 38m by E-Plus) as well as EUR 59m to negative goodwill (recorded by KPN Mobile Holding).

Operating revenues up

Total operating revenues increased by 22.3% to EUR 1,680m (Q4 2004: EUR 1,374m) of which EUR 126m, or 9.2%, attributable to the inclusion of Telfort and EUR 110m, or 8.0%, attributable to the transaction with NTT DoCoMo.

Service revenues up

Service revenues increased by EUR 216m to EUR 1,465m (Q4 2004: EUR 1,249m). Excluding Telfort, service revenues rose 7.6% from EUR 1,249m to EUR 1,344m.

Telfort consolidation

The below table summarizes the effects of consolidating Telfort(6) in 2005:

	2005				2004
In millions of euro	KPN Mobile NL (full year)	Telfort (3 months)	Eliminations	The Netherlands	The Netherlands
Operating revenues	2,357	145	-19	2,483	2,271
Operating expenses	1,707	147	-19	1,835	1,542
EBITDA	893	35	—	928	904
Operating profit	650	-2	—	648	729

Customer base growth

Compared to the same quarter last year, the total mobile customer base rose by 3.6m to 20.8m with Telfort adding 2.3m customers. Marketing efforts continued to concentrate on fixed-term contract subscribers with the objective of further improving the quality of an already high-quality customer base. Growth of contract customers amounted to 28.1% (of which 8.6% related to Telfort) bringing the contract subscriber part of the total customer base to 44.5% (2004: 42.0%).

The prepaid segment showed a 15.6% growth rate (+1.6m prepaid customers) and this was mainly attributable to Telfort.

Multi-brand strategy

KPN is maximizing its value-oriented approach by developing tailor-made offers for distinct consumer segments and marketing these under different and exclusive labels - either KPN’s own brands or those of strong partners. The propositions are designed to achieve a leading market share in each of these sub-segments, while enabling KPN to command a premium over less tailored and more generic offers from competitors. The underlying driver is the wish to move from a traditional product ‘push’ to a brand-led consumer ‘pull’ strategy. The “BASE” and “Ay Yildiz” brands, already well established in Belgium, were successful in Germany in 2005, whilst the fast-growing “Simyo” brand, launched earlier in Germany, scored well in Belgium and the Netherlands in Q4.

THE NETHERLANDS

The Netherlands firmly on track

The mobile business in the Netherlands is on track to deliver sustainable growth and increased value, and receiving a further boost through the acquisition of Telfort. The customer base, service revenues and revenue market share all showed a continued improvement and the EBITDA margin developed as anticipated.

Even without the consolidation of Telfort, KPN Mobile The Netherlands ended the year on a high note. The continued focus on leadership in the most valuable market segments led to a further improvement in the quality of the customer base.  KPN Mobile The Netherlands ended the year with 5.7m customers adding 116,000 postpaid customers in the fourth quarter. Rapid growth in the postpaid base coupled with a decline of prepaid subscribers (Q4 2005: net decline of 77,000) has resulted in postpaid customers now making up 46% of the customer base, an increase of 10 percentage points compared to year-end 2004.

(6)  Excluding elimination effects on non-mobile segments in KPN, e.g. wholesale and operations, amounting to EUR 33m.

Excluding Telfort, operating revenues at EUR 610m were up quarter-on-quarter (Q3 2005: EUR 604m) and year-on-year (Q4 2004: EUR 570m). Service revenues over the fourth quarter rose by 6.6% to EUR 569m from EUR 534m over the same period in 2004. KPN Mobile The Netherlands’ revenue market share – without taking Telfort into account – continued its rise, ending the year at 37.9%. The EBITDA margin excluding Telfort rose slightly year-on-year to 37.8% from 37.2% in Q4 2004, down from 38.9% in the third quarter of 2005.

Including Telfort, the Netherlands ended the year with 8.1m customers, of which 3.3m postpaid customers making up 40.4% of the customer base. Including Telfort, KPN had a 46.3% revenue market share in the Netherlands in the fourth quarter of 2005.

GERMANY

E-Plus’ multi-brand strategy successful

E-Plus continued to make good progress following its strategy revision in 2005. The strategy revision aimed to accelerate growth and to put the company on a solid path to profitability. As a result of start of amortization of the 3G license, E-Plus operating profit was negative in Q1 and Q2 2005. The new strategy centered around a number of initiatives:

•                  E-Plus set out to move away from ‘push’ (heavy reliance on handset and dealer subsidies) and move to a ‘pull’ strategy instead. The new brands “BASE” (flat fee), “Simyo” (Internet only) and “Ay Yildiz” (Turkish community), all launched in 2005, were quickly recognized by their respective target groups. All are delivering significantly improved AMPU and ARPU in comparison to the E-Plus brand. At a fraction of the usual handset and dealer subsidies payback times have been significantly reduced. Also for the E-Plus brand subsidies were tightened.

•                  9 MVNO contracts were signed and implemented in 2005, with well known German partners such as Medion (Aldi Talk), Freenet and Conrad.

•                  A start was made with the expansion of our captive distribution so far delivering 25 store openings before year-end. E-Plus stores took up distibution of the “BASE” brand and this resulted in a major increase in store productivity.

•                  In two regions, E-Plus tested a regional marketing approach with very encouraging results.

In all, in the second half year this resulted in the highest net additions in post paid in the history of E-Plus. The new brands (including MVNO) at the end of the year contributed more than 1m customers. Improved economics resulted in an improved EBITDA margin in the second half of the year, despite a material increase in marketing spend on brand building.

At the end of 2005, E-Plus’ revenue market share was up at 12.2% (2004: 11.7%) and base market share was also up at 13.5% (2004: 13.3%). At year-end, 51.9% of customers were postpaid (2004: 49.7%). For the year, operating revenues were up EUR 214m, or 8.2% (including other income of EUR 38m following the settlement agreement with NTT DoCoMo), whilst service revenues were up EUR 170m, or 7.4%, despite a EUR 97m MTA effect. Operating revenues in the fourth quarter were up 7.4% year-on-year at EUR 755m, (including the NTT DoCoMo settlement), whilst service revenues were up EUR 26m, or 4.3% despite a EUR 25m MTA effect.

Operating revenue growth (excluding the NTT DoCoMo settlement) being lower than service revenue growth in the fourth quarter is the result of less handset sales due to the aforementioned decreased reliance on handset subsidies. Service revenue growth declined in the fourth quarter as anticipated with the impact on the E-Plus brand from tightened investment criteria for handset and dealer subsidies being immediate, whilst the off-take of the new ‘pull brands’ is gradual.

In 2006 E-Plus will continue to accelerate the momentum on the new offers, through increased investment and an expansion of the offer portfolio. E-Plus offerings will be recalibrated adding successful elements from the new brands. E-Plus will continue to strengthen its financial model by further aligning its cost structure to the requirements of the new strategy. The management will be strengthened with the appointment of Michael Krammer, former CEO of Austrian tele.ring.

E-Plus aims to show an acceleration of service revenue growth towards the second half of 2006. The company aims for an EBITDA margin of more than 30% medium term.

BELGIUM

BASE continues to deliver

BASE continued to expand its successful and well-established multi-brand portfolio strategy. At the end of Q2, BASE introduced the “BASE VoordeelBundel/BASE Forfait Avantage”. In September, BASE’s low cost offer “Simyo” was launched, followed mid-October by the launch of “BASE Unlimited”, Belgium’s first mobile flat-fee proposition. BASE added 72,000 customers in the fourth quarter, 79% of which were postpaid due to the success of “BASE Unlimited”. The total number of customers was 2.0m at New Year’s Eve, up 21% over last year.

Service revenues increased by 30.4% from EUR 112m last year to EUR 146m this quarter. Operating revenues increased to EUR 149m, up 30.7% from EUR 114m last year. At 35.6%, a solid EBITDA margin performance was maintained, slightly down from 38.8% in the previous quarter due to the concentration of commercial actions and the launch of “BASE Unlimited” in Q4. Last year’s EBITDA margin in Q4 was 37.7%.

OPERATING REVIEW – OTHER ACTIVITIES

General

Operating revenues for 2005 amounted to EUR 255m, down from EUR 389m in 2004. The difference relates mainly to the sale of Pantel in February 2005. In 2005, KPN recorded several book gains. Xantic contributed EUR 157m to operating revenues, EUR 129m to operating expenses (of which EUR 3m depreciation and amortization). The sale of Infonet and Intelsat (first quarter) contributed EUR 21m to operating revenues and nil to operating expenses. The release of pension provisions (EUR 63m allocated to Other Activities) contributed negatively to operating expenses in the fourth quarter.

Xantic sale

A letter of intent was signed to sell Xantic and this disposal is expected to yield a book gain of at least EUR 50m.

KPN extends distribution reach through acquisition

KPN acquired from the receivers the inventory, fittings and lease agreements for the Kral shops. The acquisition will enhance KPN’s strategy to further expand its own distribution channels, adding some 60 retail outlets, taking KPN’s total number of outlets in the Netherlands to over 160.

OTHER DEVELOPMENTS

Regulatory developments

KPN is reviewing – and if necessary will challenge – OPTA’s notification to the European Commission on VoIP, transit, wholesale line rental and the corporate fixed telephony market.

KPN-Telfort network integration

We are currently considering several options to fully integrate KPN Mobile The Netherlands’ and Telfort’s networks into one network. A final decision may give rise to accelerated depreciation and/or impairments of (some parts of) these networks and to accelerated amortization and/or impairments of (some of) our licenses. At year-end, the current book value of Telfort’s network assets (including licenses) and those of KPN Mobile The Netherlands (including licenses) amounts to EUR 0.35bn and EUR 1.25bn respectively.

Fixed-Mobile integration

KPN has decided to take further steps to develop a more customer-oriented organization, which will enable KPN to compete more effectively in the Fixed-Mobile market. First focus will be on the business market, where the opportunity is most evident. Following steps will be on improvement in all front office processes, like Customer Relationship Management, Customer Care, Sales and Service Provisioning. The consequences for the KPN organization will be drafted in the first half of 2006 and will be subject to advice from the Workers’ Council.

Brand unification

KPN will in the course of 2006 restructure certain elements of its brand portfolio which will – among others – affect the “Primafoon” and “Planet” brands. These changes will coincide with certain changes to the “KPN” brand, following its repositioning.

PERFORMANCE VS. OUTLOOK

In order to compare actual performance to the Outlook, we exclude restructuring charges over EUR 20m and book gains or losses over EUR 20m per event (for reference, please refer to the table below), the net consolidation effect of Telfort, and a release from pension provisions.

After the adjustments for guidance comparison purposes, operating revenues in 2005 decreased by 0.3%, almost at the ‘flat’ guidance. EBITDA was down 4.0%, slightly better than the expected ‘less than 5% decline’.

In 2005, the free cash flow amounted to EUR 2,439m against the guidance of > EUR 2.3bn, and Capex during the year totaled EUR 1,394m against the guidance of  EUR 1.4bn).

Performance vs. Outlook

Q4 2005		Q4 2004	In millions of euro, unless indicated otherwise	2005		2004
3,166		3,008	Operating revenues - reported	11,936		11,819
-93		—	Net consolidation effect Telfort	-93		—
-110		—	Book gains on disposals	-110		-56
2,963		3,008	Op. revenues – adj. for comparison w/ guidance	11,733		11,763
	-1.5%		year-on-year difference		-0.3%

1,319		1,192	EBITDA – reported	4,724		4,835
-35		—	Net consolidation effect Telfort	-35		—
-110		—	Book gains on disposals	-110		-56
-83		—	Release from pension provisions	-83		—
34		—	Restructuring charges	92		—
1,125		1,192	EBITDA – adjusted for comparison w/ guidance	4,588		4,779
	-5.6%		year-on-year difference		-4.0%

Outlook 2005

Guidance metrics	Revised Outlook for 2005 as given on November 7, 2005
Operating revenues	Flat, including MTA tariff reductions
EBITDA	Decline by < 5%
Capex	EUR 1.4bn
Free cash flow	> EUR 2.3bn

GENERAL

Accounting principles

All figures in this quarterly report are unaudited and based on IFRS as endorsed by the EU. For further details on the transition from Dutch GAAP to IFRS, please refer to our press release dated April 18, 2005. For a discussion of our IFRS accounting policies, we refer to our report on Q1 2005, dated May 10, 2005.

Reporting principles

This press release contains a number of non-GAAP figures, such as operating revenues, EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies.

We define operating revenues as the sum of revenues and other income.

We define EBITDA as operating profit before depreciation and impairments of PP&E and amortization and impairments of goodwill, licenses and other intangibles. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that our definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analyses of our results as reported under IFRS or US GAAP.

In the past, EBITDA was used as a measurement of certain aspects of operational performance and liquidity. We have used EBITDA as a component of our guidance. In view of the implementation of IFRS, and the possible resulting volatility of impairments, we believe that this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. We do not view EBITDA as a measure of performance. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating profit) will be provided.

We define free cash flow as cash flow from operating activities minus capital expenditures (Capex), being expenditures on PP&E and software.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on our operations, our and our joint ventures’ share of new and existing markets, general industry and macro-economic trends and our performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside our control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in our 2004 Annual Report and Form 20-F. Our 2005 Annual Report and Form 20-F will be available on March 7, 2006.

All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies. Certain figures may be subject to rounding differences. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise.

Note that the presentation in our 2005 Annual Report and Form 20-F may differ slightly from the presentation in this quarterly report.

Profile

KPN provides telephone, internet and television services to personal customers through its fixed network in The Netherlands. For business customers, we provide a range of services, from voice, internet and data services to fully-managed outsourced ICT solutions, in The Netherlands and internationally. For both personal and business customers, we offer mobile services in The Netherlands, Germany, Belgium and western Europe.

Our customers trust us to provide them with high-quality, reliable services to help them achieve their business and personal goals, and to enrich their work and leisure time. We offer them a range of innovative products which enable them to access information and entertainment, anytime, anywhere, and let them choose how to do that – from a phone, a computer, a PDA or a television set. We also let them choose from a wide range of brands which we have designed to suit different needs (and pockets) – from the reliable high-quality KPN brand, to youth brands such as “Hi”, or no-frills brands such as “Het Net” and “Simyo”. In 2006, our KPN brand will be given a new brand strategy, and a new look.

We believe that the society of satisfied customers this approach creates forms the basis for profitable growth and, as a result, creates value for our shareholders. Equally we believe that our commitment to quality and customer satisfaction can be realized only if our employees are motivated to provide the best possible services.

We are equally conscious of our responsibilities to the wider community: it is our policy to use our knowledge and technology to contribute to the well being of all our stakeholders, and take steps to account to them for our environmental performance.

On December 31, 2005, we served 6.9m fixed-line subscribers and 2.2m Internet customers in the Netherlands as well as 20.8m mobile customers in Germany, the Netherlands and Belgium, while we employed 29,286 individuals (26,598 FTEs). We were incorporated in 1989. Our shares are listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

APPENDICES

Financial Statements

A)	Consolidated Income Statement
B)	Consolidated Balance Sheet
C)	Consolidated Cash Flow Statement
D)	Statement of Changes in Shareholders’ Equity
E)	Segmental analysis: • Key Financial and Operating Metrics
• Fixed Division
• Consumer Segment
• Business Segment
• Wholesale & Operations
• Mobile Division
• The Netherlands
• Germany
• Belgium
F)	Additional information: MTA impact
G)	Outlook Reconciliation

(A)          Consolidated Income Statement

Q4 2005	Q4 2004	In millions of euro, unless otherwise stated	2005	2004

3,033	2,960	Net sales	11,685	11,630
133	48	Other operating revenues	251	189
3,166	3,008	Total operating revenues	11,936	11,819

-35	-39	Own work capitalized	-112	-147
281	252	Cost of materials	1,044	984
1,054	999	Work contracted out and other expenses	4,075	3,911
284	423	Salaries and social security contributions	1,441	1,706
624	562	Depreciation, amortization and impairments	2,376	2,190
263	182	Other operating expenses	764	530
2,471	2,379	Total operating expenses	9,588	9,174

695	629	Operating profit	2,348	2,645

-160	-135	Finance costs - net	-547	-589
4	4	Share of the profit of associates and joint ventures	13	1
539	498	Profit on continuing operations before taxes	1,814	2,057

69	80	Income tax	-360	-300
608	578	Profit for the period	1,454	1,757

4	39	Profit attributable to minority shareholders	17	50
604	539	Profit attributable to equity holders	1,437	1,707

0.29	0.24	Earnings per ordinary share/ADS, basic (in EUR)	0.66	0.72
0.28	0.23	Earnings per ordinary share/ADS on a fully diluted basis (in EUR)	0.65	0.71

The operating revenues will be presented differently in the 2005 financial statements to align with prescribed IFRS presentation rules. Other income contains book gains as well as the trademark damage (EUR 25m) and negative goodwill EUR 59m following the NTT DoCoMo settlement.

Q4 2005	Q4 2004	In millions of euro, unless otherwise stated	2005	2004

3,074	2,991	Revenues	11,759	11,746
92	17	Other income	125	73
3,166	3,008	Total	11,936	11,819

(B)          Consolidated Balance Sheet

(before appropriation of net result)

ASSETS

In millions of euro	December 31, 2005	January 1, 2005 (7)	December 31, 2004

NON-CURRENT ASSETS

Intangible assets
Goodwill	4,571	4,139	4,139
Licenses	4,198	4,320	4,348
Software	303	173	173
Other intangibles	329	35	35
Total intangible assets	9,401	8,667	8,695

Property, plant and equipment
Land and buildings	769	788	814
Plant and equipment	6,883	7,360	7,391
Other tangible fixed assets	212	214	214
Assets under construction	474	555	560
Total property, plant and equipment	8,338	8,917	8,979

Investments in joint ventures and associates	26	17	17
Derivative financial instruments	17	28	—
Investments	—	—	146
Deferred tax assets	1,348	1,680	1,609
Trade and other receivables	49	115	232

Total non-current assets	19,179	19,424	19,678

CURRENT ASSETS
Inventories	130	188	190
Trade and other receivables	2,176	2,161	2,242
Available-for-sale financial assets	5	169	—
Derivative financial instruments	3	9	—
Cash and cash equivalents	1,033	2,158	1,551
Total current assets	3,347	4,685	3,983

Non-current assets and disposal groups held for sale	176	121	—

TOTAL	22,702	24,230	23,661

The December 31, 2005 Consolidated Balance Sheet includes the effects of the consolidation and the purchase price allocation of Telfort. The main effects are the increase of goodwill (+ EUR 0.5bn), licenses (+ EUR 0.2bn), other intangibles (+ EUR 0.3bn), PP&E (+ EUR 0.2bn), deferred tax assets (+ EUR 0.2bn), current assets (+ EUR 0.1bn), non-current liabilities (+ EUR 0.1bn) and current liabilities (+EUR 0.2bn).

(7)          The opening balance sheet for fiscal year 2005 was restated for the application of IAS 39 and IFRS 5 as from January 1, 2005. For further details, we refer to our press release on application of IFRS dated April 18, 2005.

(B)          Consolidated Balance Sheet - Continued

LIABILITIES

In millions of euro	December 31, 2005	January 1, 2005	December 31, 2004

GROUP EQUITY
Shareholders’ equity	5,076	6,266	6,411
Minority interests	28	145	145
Total group equity	5,104	6,411	6,556

NON-CURRENT LIABILITIES
Borrowings	7,238	6,787	7,821
Derivative financial instruments	716	1,074	—
Deferred tax liabilities	2,229	2,184	2,184
Retirement benefit obligations	1,320	1,577	1,577
Provisions for other liabilities and charges	396	315	315
Other payables and deferred income	292	360	360
Total non-current liabilities	12,191	12,297	12,257

CURRENT LIABILITIES
Trade and other payables	2,938	2,851	2,881
Borrowings	2,020	2,126	1,659
Derivative financial instruments	7	146	—
Current tax liabilities	261	197	197
Provisions for other liabilities and charges	90	111	111
Total current liabilities	5,316	5,431	4,848

Liabilities directly associated with non-current assets and disposal groups classified as held for sale	91	91	—

TOTAL	22,702	24,230	23,661

(C)          Consolidated Cash Flow Statement

Q4 2005	Q4 2004	In millions of euro	2005	2004

695	629	Operating profit	2,348	2,645

		Adjustments for:
624	562	Depreciation, amortization and impairments	2,376	2,190
-118	-17	Book gains	-151	-73
-120	-50	Changes in provisions (excluding deferred taxes)	-248	-63

		Changes in working capital:
-5	-1	Inventory	64	-74
45	6	Trade receivables	21	18
91	124	Prepayments and accrued income	70	76
2	11	Other current assets	37	90
31	4	Accounts payables	-38	-135
-34	17	Accruals and deferred income	-218	-143
21	48	Current liabilities (excluding short-term financing)	73	41
—	—	Received dividends	7	—

-5	19	Taxes received (paid)	-24	8
-258	-271	Interest paid	-484	-623
969	1,081	Net cash flow provided by operating activities	3,833	3,957

-1,021	-67	Acquisition of subsidiaries, associates and joint ventures	-1,031	-77
1	—	Disposal of subsidiaries, associates and joint ventures	10	—
1	-15	Investments in intangible assets (excluding software)	-20	-23
-469	-510	Investments in property, plant and equipment and software	-1,394	-1,668
-1	—	Disposals of intangible assets (excluding software)	3	—
12	79	Disposals of property, plant and equipment and software	31	83
-6	14	Disposal assets held for sale and other	195	111
-1,483	-499	Net cash flow used in investing activities	-2,206	-1,574

-468	-35	Share repurchase	-1,697	-1,009
—	—	Dividends paid	-890	-796
—	—	Share purchased for option plans	-33	-33
11	—	Exercised options	31	—
350	—	Proceeds from borrowings	1,350	1,120
-1,331	-21	Repayments of borrowings	-1,662	-1,950
54	28	Proceeds from interest-bearing current liabilities	172	29
-1,384	-28	Net cash flow used in financing activities	-2,729	-2,639

-1,898	554	Changes in cash and cash equivalents	-1,102	-256
—	—
2,963	998	Cash and cash equivalents at beginning of period (8)	2,166	1,807
—	-1	Exchange rate differences	1	—
-1,898	554	Changes in cash and cash equivalents	-1,102	-256
1,065	1,551	Cash and cash equivalents at end of period (9)	1,065	1,551

(8)          Of which EUR 8m relates to PanTel as of December 31, 2004. This amount is included in non-current assets held for sale in the opening balance sheet.

(9)          Of which EUR 19m relates to SNT and EUR 13m to Xantic as of December 31, 2005. These amounts are included in noncurrent assets held for sale.

(D)          Statement of changes in shareholders’ equity

In millions of euro (except for number of shares)	2005	2004

Balance as of December 31, prior year	6,411	6,535

Changes in accounting policies (as from January 1, 2005):
- Fair value adjustments borrowings and derivatives (IAS 39)	-239	—
- Fair value adjustments available-for-sale financial assets (IFRS 5)	23	—
- Tax effect on abovementioned adjustments	71	—
Balance as of January 1,	6,266	6,535

Profit attributable to equity holders	1,437	1,707
Other changes	-1	-2
Total result for the year	1,436	1,705
Shares repurchased	-1,782	-1,042
Dividends paid	-890	-796
Share-based compensation	9	31
Issued shares	20	—
Exercised options	31	28
Other changes	-14	-50
Balance as of December 31,	5,076	6,411

Number of issued shares as of December 31,(10)	2,151,360,369	2,329,426,969

Weighted average number of outstanding shares (excluding the average number of repurchased shares and shares for option plans) during the period from January 1, 2005 up to December 31, 2005.	2,192,232,156	2,385,418,773

(10)         Including 60,000,000 shares repurchased before December 31, 2005 from the Dutch State (December 31, 2004: 1,289,494 shares).

(E)           Segmental analysis: Key Financial and Operating Metrics

Consumer Segment

Q4 2005	Q4 2004	In millions of euro	2005	2004

412	439	Voice Consumer	1,674	1,756
172	178	Internet	699	683
5	3	Other (incl. intrasegment revenues)	11	2
589	620	Operating revenues	2,384	2,441
583	612	Of which External revenues	2,365	2,414

520	525	Operating expenses	2,046	2,064
12	6	Of which: deprec., amortization and impairments	42	19

69	95	Operating profit	338	377

Number of connections (in thousands)	Q4 2005	Q4 2004
PSTN	4,518	4,836
ISDN	481	523
Total	4,999	5,359

Q4 2005	Q4 2004	Traffic volumes (in billions of minutes)	2005	2004

1.67	1.84	Domestic local	6.67	7.27
0.70	0.78	Domestic long-distance	2.82	3.11
2.37	2.62	Total domestic	9.49	10.38
0.28	0.27	Fixed-to-mobile	1.12	1.10
0.09	0.10	International	0.37	0.41
2.74	2.99	Total Voice Consumer	10.98	11.89

Q4 2005	Q4 2004	Internet revenues (in millions of euro)	2005	2004

124	102	ADSL revenues	473	349
18	37	Internet dial-up traffic revenues	96	186
30	39	Other (including value-added services)	130	148
172	178	Total	699	683

Operational data	Q4 2005	Q4 2004
Number of KPN ADSL connections (in thousands)	1,740	1,381
Number of KPN ISP customers (in thousands)(11)	2,174	1,715
Retail market share consumer broadband(12)	36,1%	29,7%
Internet traffic volumes (in billions of minutes)	0,48	1,02
KPN TV customers (in thousands)(13)	184	74

(11)         Including Direct ADSL.

(12)         Defined as the market share consumer broadband of KPN ISPs and Direct ADSL.

(13)         Including Digitenne.

(E)           Segmental analysis: Key Financial and Operating Metrics

Business Segment

Q4 2005	Q4 2004	In millions of euro	2005	2004

303	338	Voice Business	1,238	1,387
182	190	Connectivity	736	788
108	113	IMS	410	423
109	115	EnterCom	406	439
-33	-32	Other (incl. intrasegment revenues)	-137	-88
669	724	Operating revenues	2,653	2,949
625	685	Of which External revenues	2,493	2,790

623	633	Operating expenses	2,372	2,567
21	13	Of which: deprec., amortization and impairments	77	67

46	91	Operating profit	281	382

Number of connections (in thousands)	Q4 2005	Q4 2004
PSTN	965	1,024
ISDN	943	964
Total	1,908	1,988

Q4 2005	Q4 2004	Traffic volumes (in billions of minutes)	2005	2004

0.88	1.06	Domestic local	3.67	4.48
0.78	0.95	Domestic long-distance	3.29	3.99
1.66	2.01	Total domestic	6.96	8.47
0.29	0.55	Internet-related	1.40	2.89
0.32	0.33	Fixed-to-mobile	1.29	1.32
0.12	0.14	International	0.52	0.59
2.39	3.03	Total Voice Business	10.17	13.27

Operational data		Q4 2005	Q4 2004
Number of leased lines		47,651	59,487
Of which:	- analog	38,121	42,831
	- digital	9,530	16,656
IP-VPN connections (Epacity)		39,018	30,164
VPN (customers)		1,760	1,409

(E)           Segmental analysis: Key Financial and Operating Metrics

Wholesale & Operations

Q4 2005	Q4 2004	In millions of euro	2005	2004
1,047	1,086	Carrier Services	4,182	4,403
209	222	Other (incl. intrasegment revenues)	803	853
1,256	1,308	Operating revenues	4,985	5,256
363	369	Of which External revenues	1,445	1,467

1,026	1,031	Operating expenses	4,104	4,215
278	290	Of which: deprec., amortization and impairments	1,157	1,223

230	277	Operating profit	881	1,041

Q4 2005	Q4 2004	Traffic volumes (in billions of minutes)	2005	2004
3.44	3.50	Terminating	13.49	13.57
2.67	3.00	Originating – voice	10.96	11.95
0.40	0.77	Originating – Internet	1.99	3.94
1.85	1.57	Transit	6.78	6.11
2.06	1.78	International	7.93	6.89
10.42	10.62	Total Carrier Services	41.15	42.46
0.21	0.24	Of which to Voice CM and Voice BM	0.89	1.00

(E)           Segmental analysis: Key Financial and Operating Metrics

The Netherlands – KPN Mobile The Netherlands and Telfort

Q4 2005	Q4 2004	In millions of euro	2005	2004
690	534	Service revenues	2,368	2,139
46	36	Hardware and other operating revenues	115	132
736	570	Operating revenues	2,483	2,271
598	447	Of which External revenues	2,016	1,780

576	414	Operating expenses	1,835	1,542
106	56	Of which: deprec., amortization and impairments	280	175

160	156	Operating profit	648	729

Q4 2005	Q4 2004		2005	2004
3,171	2,125	Traffic volume (in millions of minutes)	9,819	8,081

132	120	Weighted monthly AMPU (in minutes)	123	122
32	29	- Prepaid	29	35
282	280	- Postpaid	271	273

29	30	Total monthly ARPU (in EUR)	30	32
9	9	- Prepaid	8	10
58	68	- Postpaid	63	70

28%	11%	Gross churn	32%	14%
35%	6%	- Prepaid	43%	13%
18%	19%	- Postpaid	15%	17%

Customers (in thousands)	31.12.05	30.09.05	30.06.05	31.03.05	31.12.04
Prepaid	4,812	3,177	3,895	3,963	3,890
Postpaid	3,260	2,524	2,418	2,327	2,186
Total	8,072	5,701	6,313	6,290	6,076
of which i-mode	704	700	725	716	661

Blended ARPU decreased in the last quarter of 2005 primarily driven by the Telfort consolidation. Prepaid ARPU is stable throughout the year, while postpaid ARPU decreased in Q4 2005. The impact of consolidating Telfort, a mobile operator oriented at the lower segments of the market, became visible in Q4.

Postpaid churn was rather constant in the fourth quarter and came down from 19% in the same period last year. Due to the disconnection policy changed in 2004 and the consolidation of Telfort – with traditionally higher churn rates –, prepaid churn was higher at 35% (Q4 2004: 6%), but significantly down from 101% in Q3 2005.

(E)           Segmental analysis: Key Financial and Operating Metrics

Germany – E-Plus

Q4 2005	Q4 2004	In millions of euro	2005	2004
629	603	Service revenues	2,461	2,291
126	100	Hardware and other operating revenues	361	317
755	703	Operating revenues	2,822	2,608
741	690	Of which External revenues	2,775	2,562

715	690	Operating expenses	2,827	2,447
174	176	Of which: deprec., amortization and impairments	678	539

40	13	Operating profit	-5	161

Q4 2005	Q4 2004		2005	2004
2,707	2,110	Traffic volume (in millions of minutes)	9,376	7,943

88	76	Weighted monthly AMPU (in minutes)	79	76
23	21	- Prepaid	21	22
147	133	- Postpaid	135	134

20	22	Total monthly ARPU (in EUR)	21	22
6	7	- Prepaid	6	7
33	37	- Postpaid	35	38

24%	21%	Gross churn	23%	20%
32%	23%	- Prepaid	30%	21%
17%	20%	- Postpaid	16%	19%

Customers (in thousands)	31.12.05	30.09.05	30.06.05	31.03.05	31.12.04
Prepaid	5,174	4,866	4,758	4,764	4,787
Postpaid	5,574	5,258	5,039	4,887	4,724
Total	10,748	10,124	9,797	9,651	9,511
of which i-mode	1,048	1,098	1,158	1,133	1,093

At EUR 20, blended ARPU was EUR 1 below Q3 2005 due to lower roaming revenues and down EUR 2 on Q4 2004 due to MTA tariff reductions. Postpaid ARPU fell EUR 3 quarter-on-quarter and EUR 4 compared to previous year. Prepaid ARPU remained flat at EUR 6, down EUR 1 from the Q4 2004 level.

Churn among contract customers decreased in the fourth quarter to 17%, down from 20% a year ago. Prepaid churn however increased significantly from 23% to 32% (Q3 2005: 28%) as a result of E-Plus’ ongoing efforts to remove inactive customers from its prepaid customer base.

(E)           Segmental analysis: Key Financial and Operating Metrics

Belgium – BASE

Q4 2005	Q4 2004	In millions of euro	2005	2004
146	112	Service revenues	541	417
3	2	Hardware and other operating revenues	7	11
149	114	Operating revenues	548	428
140	109	Of which External revenues	519	407

125	85	Operating expenses	463	423
29	14	Of which: deprec., amortization and impairments	119	114

24	29	Operating profit	85	5

Q4 2005	Q4 2004		2005	2004
756	533	Traffic volume (in millions of minutes)	2,579	1,850

128	112	Weighted monthly AMPU (in minutes)	117	107
72	86	- Prepaid	78	80
346	221	- Postpaid	271	213

25	24	Total monthly ARPU (in EUR)	24	24
16	14	- Prepaid	15	14
60	62	- Postpaid	61	65

26%	16%	Gross churn	17%	19%
27%	14%	- Prepaid	16%	17%
19%	26%	- Postpaid	20%	24%

Customers (in thousands)	31.12.05	30.09.05	30.06.05	31.03.05	31.12.04
Prepaid	1,572	1,557	1,481	1,400	1,324
Postpaid	429	372	367	361	323
Total	2,001	1,929	1,848	1,761	1,647
of which i-mode	20	23	24	27	28

Blended ARPU at EUR 25 was up EUR 1 compared to the same quarter last year and Q3 2005. ARPU for contract customers was lower than in the third quarter (down EUR 2) and in Q4 2004 mainly affected by the introduction of flat-fee offerings. Prepaid ARPU on the other hand rose 14% year-on-year to EUR 16, also up from EUR 15 in the third quarter.

Blended churn rose to 26% by the end of the quarter (Q3 2005: 14%), up from 16% in the fourth quarter of 2004. Reduced postpaid churn was more than offset by almost doubled prepaid churn, compared on a year-on-year basis.

(E)           Segmental analysis: Key Financial and Operating Metrics

Other Activities

Q4 2005	Q4 2004	In millions of euro	2005	2004
52	94	Operating revenues	255	389
52	94	Of which External revenues	255	389

-28	132	Operating expenses	180	434
2	10	Of which: deprec., amortization and impairments	22	53

80	-38	Operating profit	75	-45

(F)                                 Additional Information:

Impact of MTA tariff reductions on operating revenues and operating profit

Change in Q4 2005		In millions of euro	Change in 2005
Operating revenues	Operating profit		Operating revenues	Operating profit

-19	-10	KPN Mobile The Netherlands	-81	-45
-25	-20	E-Plus	-97	-76
-44	-30	Total Mobile Division	-178	-121

-7	—	Voice Consumer	-27	—
-8	—	Voice Business	-29	—
-35	—	Carrier Services	-139	—
-50	—	Total Fixed Division	-195	—

27	—	Intercompany eliminations	111	—

-67	-30	KPN Consolidated	-262	-121

(G)          Outlook reconciliation

Outlook 2006

Guidance metrics	2005		2006 Outlook as of February 7, 2006
Operating revenues (1)	EUR 11,826m	(4)	Low single digit increase
EBITDA (1),(2)	EUR 4,623m	(5)	Flat	(6)
Capex	EUR 1,394m		EUR 1.6bn – EUR 1.8bn
Free cash flow (3)	EUR 2,439m		> EUR 2bn

(1)	Excluding restructuring charges and book gains/losses over EUR 20m, brand unification costs and Telfort integration costs
(2)	Defined as Operating result plus depreciation, amortization & impairments
(3)	Defined as net cash flow from operating activities minus Capex
(4)	For guidance purposes, calculated as EUR 11,936m minus EUR 110m book gains (NTT DoCoMo settlement)
(5)	For guidance purposes, calculated as EUR 4,724m -/- EUR 110m book gains, + EUR 92m restructuring charges, -/- EUR 83m release pension provisions
(6)	Despite a minus EUR 50m movement in Other Activities due to deconsolidation of Xantic and small book gains/losses from non-core asset disposals

Press release

Date
February 7th 2006
Number
KPN signs contracts with over sixty channels for IPTV	006pe

KPN has signed contracts with over sixty parties to feature on its IPTV. Besides the Dutch national and commercial television and radio channels, these include several extra theme channels. Negotiations are still ongoing with a number of parties. KPN expects to launch IPTV in the Netherlands in the second quarter of 2006. Further details about the full basic package, the add-on theme packages, the video-on-demand portfolio and prices will be announced at the launch.

KPN’s IPTV

IPTV means watching television via a broadband internet connection, the next step in the evolution of television. The signal is digital, so image and sound quality is better than that offered by analog television. KPN’s basic IPTV package will comprise at least 60 television and radio channels. In addition, subscribers will be offered extra services. For example, with the push of a button they can order films and watch them straight away, catch up on missed programs, and opt into special theme packages with extra channels - music, adults-only, sports, news or kids. IPTV subscriptions will come with a personal recorder that can store up to 100 hours of recordings and enables viewers to take breaks during live TV broadcasts. An Electronic Program Guide gives an immediate overview of what’s on. Viewers can also set an alarm to warn them when their favorite show is about to start. Up-to-the-minute weather, traffic and news reports will be available on a special page.

Ludolf Rasterhoff, manager of KPN’s TV and Media business unit: “In signing these contracts, KPN is setting a major step in the rollout of its TV strategy. With KPN TV, people in the Netherlands can watch TV anytime anyplace, anywhere. We’re still negotiating with several more interesting parties, and expect to have further news in the coming months.”

See the appendices for more information on the various channels.

Wireless digital TV

On 18 October 2004, KPN launched its wireless digital TV product, which now numbers 184,000 (at the end of 2005) subscribers. The wireless offering comprises 23 popular TV channels and 17 popular radio channels. Subscribers can consult their on-screen TV guide for an overview of programs, what’s on now and what’s on next.

Television channels	Website for more information
Nederland 1	http://portal.omroep.nl/ned1
Nederland 2	http://portal.omroep.nl/ned2
Nederland 3	http://portal.omroep.nl/ned3
RTL 4	www.rtl4.nl
RTL 5	http://www.rtl.nl/experience/rtl5/
SBS 6	www.sbs6.nl
RTL7	http://www.rtl.nl/experience/rtl7/
Net 5	www.net5.sbs.nl
Veronica / Jetix	www.veronica.nl
Nickelodeon/ Talpa	www.talpa.tv
VRT/Eén	www.vrt.be
Ketnet Canvas	www.ketnet.be www.canvas.be
TMF	www.tmf.nl
MTV	www.mtv.nl
The Box	www.thebox.nl
Eurosport 1	www.eurosport.com
Eurosport 2	www.eurosport.com
National Geographic	www.nationalgeographic.com
Animal Planet	www.animalplanet.nl
Discovery channel	www.discoverychannel.nl
Discovery Science	www.science.discovery.com
Discovery Civilization	www.discoverycivilisation.co.uk
Discovery Travel & Living	www.travelandliving.co.uk
Travel Channel	www.travel.discovery.uk
Reality TV	http://www.zonevision.com/broadcasting/realitytv.php
Fashion TV	www.ftv.com
Trace TV	www.trace.tv
Mezzo	www.mezzo.tv
Euronews	www.euronews.net
Nickelodeon junior	www.nickelodeon.nl
ARD	www.ard.de
ZDF	www.zdf.de
RTL	www.rtl.de
RaiUno	http://www.raiuno.rai.it/
TV5	www.tv5.com
Omrop Fryslan	www.omropfryslan.nl
RTV Noord	www.rtvnoord.nl
RTV Drenthe	www.rtvdrenthe.nl
RTV Oost	www.rtvoost.nl
Radio en TV Gelderland	www.rtvgelderland.nl
RTV Utrecht	www.rtvutrecht.nl
Omroep Flevoland	www.omroepflevoland.nl
RTV Noord Holland	www.rtvnh.nl
Radio en TV West	www.rtvwest.nl
RTV Rijnmond	www.rtvrijnmond.nl
Omroep Zeeland	www.omroepzeeland.nl
Opmroep Brabant	www.omroepbrabantr.nl
L1 Radio-TV	www.l1.nl

2

Theme channels	Website for more information
Playboy TV	www.playboy.com/playboytv/
Spice Platinum	www.spiceplatinum.nl
Adult Channel	www.playboy.com/playboytv/
TMF Pure	www.tmf.nl
TMF Party	www.tmf.nl
TMF NL	www.tmf.nl
3 voor 12 Central	www.3voor12.vpro.nl
3 voor 12 On Stage	www.3voor12.vpro.nl
NOS 24 uur journaal	www.nos.nl
holland doc	www.hollanddoc.nl
/geschiedenis	http://geschiedenis.vpro.nl/

Radio channels	Website for more informatie
Music Choice (40 zenders)	www.musicchoice.com
Radio 1	www.omroep.nl/radio1
Radio 2	www.omroep.nl/radio2
Radio 3	www.3fm.nl
Radio 4	www.omroep.nl/radio4
FunX	www.funx.nl
ConcertZender	www.concertzender.nl
747 AM	www.omroep.nl/747am
BNR Nieuwsradio	www.bn.nl
Juize.FM	www.juize.fm
Kink FM	www.kinkfm.com
Radio 538	www.radio538.nl
Slam FM	www.slamfm.nl
Q-Music	www.q-music.nl
Yorin FM	www.rtl.nl/experience/yorinfm
RTL FM	www.rtl.nl/experience/rtlfm
Omrop Fryslan	www.omropfryslan.nl
RTV Noord	www.rtvnoord.nl
RTV Drenthe	www.rtvdrenthe.nl
RTV Oost	www.rtvoost.nl
Radio en TV Gelderland	www.rtvgelderland.nl
RTV Utrecht	www.rtvutrecht.nl
Omroep Flevoland	www.omroepflevoland.nl
RTV Noord Holland	www.rtvnh.nl
Radio en TV West	www.rtvwest.nl
RTV Rijnmond	www.rtvrijnmond.nl
Omroep Zeeland	www.omroepzeeland.nl
Opmroep Brabant	www.omroepbrabantr.nl
L1 Radio-TV	www.l1.nl

3

Press release

Date
February 7th 2006
KPN and Endemol discuss a joint venture for	Number
cross-media exploitation of television content	007pe

Endemol Nederland BV and KPN today signed a non-binding Letter of Intent to come to an agreement concerning the establishment of a joint venture. The purpose of the joint venture is the exploitation of Endemol content through all KPN platforms in the Dutch market. The deal covers a number of digital theme channels for KPN TV and access to Endemol content in the form of ‘video-on-demand’ both via the Internet and mobile telephone. In addition to exclusive content for the joint venture, the content will also be distributed via third parties.

The joint venture will have access to the Endemol library, including both national and international formats with strong titles, such as ‘Medisch Centrum West, The Mounties, Mini Playback Show, De Fabriek, Tien voor Taal, etc. In addition to existing material, the joint venture will also produce new programming material based on the point of departure that the material will be suitable for distribution via all available platforms. Furthermore, the joint venture will develop new forms of advertising.

Ludolf Rasterhoff, Director of KPN’s TV and Media business unit: “This is a major step forward in the new way of watching television. By taking this step KPN is able to secure unique, high-quality Endemol content for all its platforms. With the new form of production we will be able to supply all KPN platforms, such as TV, mobile telephones and the Internet with specific content”.

Commercial Director Endemol Nederland, Dick van der Graaf: “We are looking forward to having KPN as our partner in this joint venture. We are enthusiastic about KPN’s strategy and ambitions with respect to digital television. The unique aspect of KPN is the fact that, in addition to its national domestic distribution network, it is also able to access the consumer out of doors.”

KPN and Endemol are currently conducting talks with other partners who have also shown an interest in the joint venture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 9, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel